SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Check One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________
Commission File Number: 001-14135
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
OMI CORPORATION SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
OMI CORPORATION ONE STATION PLACE STAMFORD, CT 06902

OMI CORPORATION SAVINGS PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	3

FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002 and 2001

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 – 10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held for Investment Purposes)	11

(All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules
and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974 have been omitted because they are not applicable.)

EXHIBIT INDEX	12

SIGNATURE	13

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee and Participants of OMI Corporation Savings Plan
Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of OMI Corporation Savings Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
New York, New York
June 30, 2003

OMI CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001

INVESTMENTS - At fair value
OMI Corporation Common Stock Fund	$1,934,121	$1,904,499
Shares in registered investment companies	5,923,538	6,969,807
Loans to participants	117,849	105,349

Total Investments	7,975,508	8,979,655

RECEIVABLES:
Employer contributions	4,549	6,877
Participants' contributions	1,500	7,611
Accrued dividends	—	2,552

Total Receivables	6,049	17,040

NET ASSETS AVAILABLE FOR BENEFITS	$7,981,557	$8,996,695

See notes to financial statements.

OMI CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS:
Dividends	$48,174	$178,420

Contributions:
Participants	367,221	300,408
Employer	284,303	270,843

	651,524	571,251

Loans - interest	8,685	2,730

TOTAL ADDITIONS	708,383	752,401

DEDUCTIONS:
Benefits paid to participants	(722,180)	(1,429,738)
Net depreciation in fair value of investments	(1,001,341)	(2,700,673)

TOTAL DEDUCTIONS	(1,723,521)	(4,130,411)

DECREASE IN NET ASSETS	(1,015,138)	(3,378,010)

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	8,996,695	12,374,705

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$7,981,557	$8,996,695

See notes to financial statements.

OMI CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

1.	Description of the Plan
The following description of the OMI Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General — The Plan is a defined contribution plan established on July 1, 1993 covering all full-time salaried employees of OMI Corporation (the “Company”) who have a minimum of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 2, 2001, ABN AMRO Trust Services Company (“ABN AMRO”), formerly Chicago Trust Company, was appointed plan record keeper and trustee. All assets were transferred from Morgan Stanley Dean Witter to ABN AMRO on that date.

Contributions — Employees are permitted to contribute up to 15% of their annual salaries, subject to the applicable Internal Revenue Service (“IRS”) limitations. The Company matches 100 percent of employee contributions up to 6 percent of each employee’s compensation.

Loans — Employees are permitted to borrow up to the lesser of $50,000 or 50 percent of their vested account balance (account balance must not be less than $2,500). The interest rate on the loan is based on the prime lending rate, plus 1 percent.

Participant Accounts — Individual accounts are maintained for each Plan participant. Upon enrollment in the Plan, a participant may direct contributions to be invested in various investment funds in whole percentages. Participants may change their contribution elections by giving 30 days prior written notice and participants may change their investment fund elections daily.

Each participant’s account is (a) credited with the participant’s contributions (b) the employer’s contributions and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in: (a) their contributions plus actual earnings thereon and (b) The Company’s matching to the accounts plus actual earnings thereon

.

Payments of Benefits — (i) Upon termination of employment with the Company with an account balance of $5,000 or less, the participant will automatically receive a distribution of the account balance in a single lump-sum payment. (ii) Upon termination of employment with the Company with an account balance in excess of $5,000 or disability, the participant will receive a distribution of the account balance in a single lump-sum payment upon request or upon attainment of normal retirement age (age 65). (iii) Upon a participant’s death, the beneficiary will receive a distribution of the account balance in a single lump-sum payment.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets available for benefits. The Plan invests in OMI Corporation common stock and various registered investment companies which invest in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for the plan benefits.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date-basis. Dividends are recorded on the ex-dividend date. Dividends and other distributions received and gains realized on securities are reinvested in the related investment fund.

Payment of Benefits — Benefits are recorded when paid and participants have the right to receive payments in shares of OMI Corporation common stock.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan Sponsor, OMI Corporation. The total fees paid during the years ended December 31, 2002 and 2001 were approximately $31,000 and $27,000, respectively.

3.	Plan Termination
Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4.	Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated May 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter; however, the plan administrator and tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Investments
The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001, respectively:

Description	2002	2001

OMI Corporation Common Stock Fund	$1,934,121	$1,904,499
Vanguard S&P 500 Fund	986,279	1,315,225
ABN AMRO/Chicago Capital Growth Fund	1,177,933	1,487,580
ABN AMRO/Income Plus Fund	1,678,172	—
ABN AMRO/Veredus Aggressive Growth Fund	—	662,890
The Chicago Trust Safety of Principal Fund	—	1,759,186

The Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,001,341 and $2,700,673 during the years ended December 31, 2002 and 2001, respectively, as follows:

	2002	2001
OMI Corporation Common Stock Fund	$71,129	$(1,037,954)
ABN AMRO / Income Plus Fund	68,356	—
Franklin U.S. Government Securities Fund	4,542	(1,746)
ABN AMRO / Chicago Trust Capital Bond Fund	4,965	(3,257)
ABN AMRO / Chicago Capital Balanced Fund	(30,464)	29,112
Vanguard S&P 500 Fund	(289,510)	112,199
Alliance Growth and Income Fund	(11,913)	(959)
Fidelity Advisor Equity Growth Fund	(4,257)	6
ABN AMRO / Chicago Capital Growth Fund	(271,877)	199,206
ABN AMRO Small Cap Fund	(12,927)	278
ABN AMRO / Veredus Aggressive Growth Fund	(286,644)	61,239
American Funds EuroPacific Growth Fund	(28,442)	11,898
Scudder New European Fund	(43,868)	8,817
AIM Asian Growth Fund	(27,465)	34,086
Seligman Communications and Information Fund	(115,643)	69,439
Alliance Technology Fund	(50,438)	(23,473)
State Street Principal Value Fund	20,597	24,102
ABN AMRO / Chicago Capital Small Cap Value Fund	2,518	—
AIM International Equity Fund	—	(104,135)
Morgan Stanley Strategist Fund	—	(71,932)
Morgan Stanley Developing Growth Fund	—	(134,456)
Oppenheimer Integrity Bond	—	5,066
Morgan Stanley European Growth Fund	—	(42,277)
Morgan Stanley Pacific Growth Fund	—	(76,918)
MSDW Information Fund	—	(368,857)
MSDW American Opportunities Fund	—	(716,332)
Van Kampen Emerging Growth Fund	—	(349,850)
Morgan Stanley Federal Securities Trust	—	3,444
MSDW S&P Index Fund	—	(327,419)

Net depreciation of investments	$(1,001,341)	$(2,700,673)

6.	Related-Party Transactions

Certain Plan investments are in mutual funds managed by ABN AMRO, the trustee as defined by the Plan. In addition, the Plan invests in common stock of OMI Corporation through the OMI Corporation Common Stock Fund as well as participant loans. These transactions qualify as party-in-interest transactions.

**********

OMI CORPORATION SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held for Investment Purposes)

DECEMBER 31, 2002

(a)	(b)	( c )	(d)	(e)
	Identity of issue,	Description of	Cost	Current
	borrower, lessor,	Investment		Value
	or similar party

*	ABN AMRO	OMI Corporation Common Stock Fund	**	$1,934,121

*	ABN AMRO	ABN AMRO / Income Plus Fund	**	1,678,172
	FRANKLIN	Franklin U.S. Government Securities Fund	**	238,961
*	ABN AMRO	ABN AMRO / Chicago Trust Capital Bond Fund	**	330,998
*	ABN AMRO	ABN AMRO / Chicago Capital Balanced Fund	**	256,660
	VANGUARD	Vanguard S&P 500 Fund	**	986,279
	ALLIANCE	Alliance Growth and Income Fund	**	45,985
	FIDELITY	Fidelity Advisor Equity Growth Fund	**	13,677
*	ABN AMRO	ABN AMRO / Chicago Capital Growth Fund	**	1,177,933
*	ABN AMRO	ABN AMRO Small Cap Fund	**	49,735
*	ABN AMRO	ABN AMRO / Veredus Aggressive Growth Fund	**	367,527
	AMERICAN	American Funds EuroPacific Growth Fund	**	191,638
	ABN AMRO	Scudder New European Fund	**	112,787
	ABN AMRO	AIM Asian Growth Fund	**	183,018
	ABN AMRO	Seligman Communications and Information Fund	**	187,303
	ABN AMRO	Alliance Technology Fund	**	102,757
*	ABN AMRO	Liquidity Fund	**	108
*	Participant Loans	Participant Loans	**	117,849

	TOTAL INVESTMENTS			$7,975,508

*	Party-in-interest as defined by ERISA
**	In column (d), cost information may be omitted with respect to participant
	or beneficiary directed transactions under an individual account plan.

EXHIBIT INDEX

23.1	Independent Auditors’ Consent
99.1	OMI Corporation’s certification by
the Chief Executive Officer on Form 11-K
for the year end December 31, 2002
pursuant to 18 U.S.C. Section 1350, as
adopted pursuant to section 906 of
THE SARBANES-OXLEY ACT OF 2002.

99.2	OMI Corporation’s certification by the
Chief Financial Officer on Form 11-K
for the year ended December 31, 2002
pursuant to 18 U.S.C. Section 1350, as
adopted pursuant to section 906 of
THE SARBANES-OXLEY ACT OF 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.

OMI CORPORATION SAVINGS PLAN

Date: July 9, 2003	By:	/s/ Fredric S. London

Fredric S. London
Plan Administrator